FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 15, 2003

BELAIR ENERGY CORPORATION

(Translation of registrant's name into English)

400, 777 - 8th Avenue S.W., Calgary, Alberta  T2P 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12f3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

For Immediate Release	Friday, August 15, 2003 (BEC - TSX)

BelAir Energy Corporation Announces Second Quarter 2003 Results

CALGARY, Alberta (August 15, 2003) - BelAir Energy Corporation (BEC: TSE) announced its results today for the three month and six month periods ended June 30, 2003.

Results for the period ended June 30, 2003 include:

  Production in the second quarter of 2003 averaged 1,751 barrels of oil equivalent per day (“boepd”, 6:1 natural gas to oil conversion ratio), an increase of 11% over average daily production in the first quarter of 2003, but, a decrease of 42% from average daily production reported in the first quarter of 2002.

  Funds from operations for the first half of 2002 were $3.4 million or $0.11 per share.

  Net income for the six months was $90,954 or $0.00 per share.

	Three Months ended June 30			Six Months ended June 30
	2003	2002	change	2003	2002	change

Gross Revenue	$5,343,767	$6,763,753	-21%	$10,573,981	$12,709,195	-17%
Funds from Operations	$1,413,162	$2,045,946	-31%	$3,374,245	$3,621,072	-7%
Per Share-basic	$0.04	$0.08	-43%	$0.11	$0.14	-23%
Per Share-diluted	$0.04	$0.08	-43%	$0.11	$0.14	-23%
Net Income (loss)	($102,727)	($23,768,771)	-100%	90,654	($24,946,711)	100%
Per Share-basic	($0.00)	($0.89)	-100%	$0.00	($0.94)	100%
Per Share- diluted	($0.00)	($0.89)	-100%	$0.00	($0.94)	100%
Weighted Average Common Shares
Basic	32,044,978	26,631,119	20%	32,044,978	26,616,489	20%
Diluted	32,053,803	26,626,786	20%	32,097,808	26,636,634	21%
Average Daily Production
Natural Gas (mcfpd)	8,105	14,056	-42%	7,561	14,256	-47%
Oil (bpd)	299	518	-42%	306	544	-44%
NGLs (bpd)	101	159	-36%	97	169	-42%
Average daily boe production	1,751	3,020	-42%	1,663	3,089	-46%
Average blended price per boe	$33.54	$24.61	36%	$35.11	$22.73	54%

The decrease in production rates from the second quarter of 2002 resulted from the sale of non-core producing assets in July 2002 and the reduction of capital expenditures during the process of seeking strategic alternatives that led to the proposed combination with Purcell Energy Ltd.

On June 19, 2003, BelAir and Purcell Energy Ltd. announced jointly that the two companies had entered into an Arrangement Agreement under which the two companies will be combined into Purcell.  Purcell has made an offer to acquire all of the outstanding common shares of BelAir on the basis of 0.354 of a Purcell share for a portion of each one common share of BelAir plus $0.10 cash for the remaining portion of such BelAir common share.  The combination by way of a plan of arrangement requires the approval of two-thirds of the votes cast at a meeting of BelAir shareholders which will be held on September 3, 2003.  The directors of BelAir have unanimously recommended that BelAir shareholders vote in favour of the arrangement.

Based in Calgary, BelAir is involved in the exploration and exploitation of petroleum reserves in Western Canada.  BelAir is listed on The Toronto Stock Exchange and trades under the symbol “BEC”.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  This news release may contain forward-looking information.  Actual future results may differ materially from those contemplated.  The risks, uncertainties, and other factors that could influence actual results are described in documents filed with regulatory authorities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELAIR ENERGY CORPORATION
(Registrant)

By:	S/ Ross O. Drysdale
(Signature)

Ross O. Drysdale, Corporate Secretary
(Insert name, insert position)

Date:	August 15, 2003